EXHIBIT 4.8

THIS NOTE AND THE INDEBTEDNESS EVIDENCED HEREBY ARE SUBORDINATE TO THE SENIOR INDEBTEDNESS (AS DEFINED IN THE SUBORDINATION AGREEMENT DESCRIBED BELOW) IN THE MANNER AND TO THE EXTENT SET FORTH IN THAT CERTAIN SUBORDINATION AGREEMENT DATED AS OF APRIL __, 2006 AMONG ALBAHEALTH, LLC, TEFRON USA, INC. AND SUNTRUST BANK, AS ADMINISTRATIVE AGENT; AND THE HOLDER OF THIS UNSECURED SUBORDINATED PROMISSORY NOTE, BY ITS ACCEPTANCE HEREOF, SHALL BE BOUND BY THE SUBORDINATION PROVISIONS OF THE SUBORDINATION AGREEMENT.

                     UNSECURED SUBORDINATED PROMISSORY NOTE

U.S. $3,000,000.00                                               APRIL 26, 2006
(Principal Amount)                                               (Date of Issue)

     FOR VALUABLE CONSIDERATION RECEIVED, AlbaHealth, LLC, a Delaware limited liability company (the "Company"), hereby promises to pay to Tefron USA, Inc., a Delaware corporation ("Seller"), the principal amount of Three Million and 00/100 Dollars ($3,000,000.00), together with interest (calculated on the basis of actual days elapsed and a 360 calendar day year) on the unpaid principal balance hereof, from the Date of Issue and until this Unsecured Subordinated Promissory Note ("Note") is paid in full, at a rate equal to the rate determined in accordance with paragraph 2 (the "Interest Rate").

1. MATURITY DATE. The principal balance represented by this Note, together with all accrued and unpaid interest due hereunder, shall be due and payable, in full, to Seller on or before August 31, 2009 (the "Maturity Date").

2. INTEREST RATE. Interest will accrue on the outstanding principal balance at an interest rate per annum equal to the LIBOR in effect on the first day of the FIXED RATE TERM plus a margin of 3.00% (the "Margin"). Such rate is set on the first day of each Fixed Rate Term based upon the then applicable LIBOR, plus the Margin, and is fixed for the duration of each Fixed Rate Term. "LIBOR" means, for each Fixed Rate Term, an annual rate equal to the rate for the applicable Fixed Rate Term appearing on the display designated as Page 3750 on the Dow Jones Markets Service (or such other page on that service or such other service designated by the British Banker's Association for the display of such Association's Interest Settlement Rates for Dollar deposits) as of 11:00 a.m. (London, England time) on the day that is two business days prior to the first day of the relevant Fixed Rate Term or if such page 3750 is unavailable for any reason at such time, the rate which appears on the Reuters Screen ISDA Page as of such date and such time; provided, however, that if the relevant foregoing sources are unavailable for the relevant Fixed Rate Term, the LIBOR shall be determined from such financial reporting service or other information as shall be mutually acceptable to the Company and the Seller. "Fixed Rate Term" means a period commencing on a Business Day and continuing for three (3) months, during which the outstanding principal balance of this Note bears interest determined in relation to LIBOR. The first Fixed Rate Term shall commence on the Date of Issue.

     At the end of the first Fixed Rate Term, and at the end of each subsequent Fixed Rate Term until final maturity of this Note, another Fixed Rate Term of the same length shall commence, and the interest rate shall be adjusted to reflect the LIBOR in effect on the first day of the new Fixed Rate Term plus the Margin. If any Fixed Rate Term would end on a day which is not followed by a Business Day, then such Fixed Rate Term shall be extended to the next day which is followed by a Business Day. "Business Day" means any day except a Saturday, Sunday or any other day on which commercial banks in Georgia are authorized or required by law to close.

     If the Company shall default in the payment of principal of or interest, then the outstanding principal amount and, to the extent permitted by applicable law, any interest payments thereon not paid when due, shall thereafter bear interest at the Default Rate. Interest at the Default Rate shall be payable upon demand and shall accrue from the initial date of such default until it is cured or waived. The "Default Rate" shall mean the interest calculated in accordance with the first two paragraphs of this section 2 plus an additional margin of 2.00%.

     Notwithstanding any other provision of this Note, interest under this Note shall not exceed the maximum amount permitted by law. If any amount is paid under this note as interest in excess of such maximum rate, then the amount so paid will not constitute interest but will constitute a prepayment on account of the principal amount of this Note.

3. PAYMENT. Accrued interest on this Note shall be due and payable in consecutive quarterly installments commencing on July 5, 2006, and continuing on the fifth (5th) day of each October, January, April and July thereafter until this Note is paid in full, by deposit to such account as Seller may have last designated by written notice to the Company. All payments made after 1:00 p.m., Georgia time, shall be deemed to have been received on the next Business Day. The principal balance under this Note shall due and payable on the Maturity Date.

4. TERMINATION. On or prior to the Maturity Date, upon final, irrevocable and indefeasible payment, in whole or in aggregate installments, of the full amount due and owing under this Note, this Note will terminate and be of no further force and effect.

5. UNSECURED NOTE. Seller acknowledges and agrees that the indebtedness represented by this Note is unsecured.

6. MEMBERSHIP INTEREST REDEMPTION AGREEMENT. This Note is issued pursuant to the terms of that certain Membership Interest Redemption Agreement dated April __, 2006, by and between the Company and Seller and is subject to the terms thereof.

7. SUBORDINATED NOTE. ALL INDEBTEDNESS EVIDENCED BY THIS NOTE IS SUBORDINATED TO CERTAIN OTHER INDEBTEDNESS PURSUANT TO, AND TO THE EXTENT PROVIDED IN, AND IS OTHERWISE SUBJECT TO THE TERMS OF, THAT CERTAIN SUBORDINATION AGREEMENT AMONG THE COMPANY, SELLER AND SUNTRUST BANK, AS ADMINISTRATIVE AGENT (THE "SUBORDINATION AGREEMENT"). The indebtedness evidenced by this Note shall not be subordinated to any indebtedness other than Senior Indebtedness as defined in the Subordination Agreement.

8. RIGHT TO PREPAY BY COMPANY. At any time prior to the Maturity Date, the Company may, in its sole discretion, prepay this Note, in whole or in part without premium or penalty, at a price equal to one hundred percent (100%) of the principal amount of the Note, plus accrued interest on a daily basis to the date of prepayment.

9. COMPANY COVENANTS. (a) The Company hereby covenants and agrees that in the event the Company achieves a trailing 12-month EBITDA of at least (i) $4,800,000 for any fiscal quarter ending during 2006, (ii) $5,200,000 for any fiscal quarter ending during 2007; or (iii) $5,500,000 for any fiscal quarter ending during 2008, the Company will use its reasonable best efforts to negotiate an increase in its revolving credit availability with SunTrust Bank, the Company's primary lender, or its successor (hereinafter, the "Bank"), for the purpose of prepaying the principal balance of this Note; provided, however, that the Company shall not be required to accept any revolving credit increase to the extent that the Bank would increase the interest rate applicable to the Company's revolving credit availability or subject the Company to terms and conditions that are materially disadvantageous from the terms and conditions in the revolving credit agreement in effect immediately prior to the proposed increase.

     The Company agrees that until payment of this Note in full, it shall deliver to Seller financial statements and other information in the form and at the times that is provided by the Company to either the Bank or to any other holder of common units of the Company.

          (b) Until final, irrevocable and indefeasible payment of this Note in full, the Company will not (and will cause its subsidiaries not to) make any "Restricted Payments". "Restricted Payment" means (i) the declaration or payment, or agreement to declare to pay, directly or indirectly, of any dividend or other distribution, including any return of capital or distribution of cash or other assets to the Company's equity holders on account of their holding of Company securities, and (ii) any payment on account of, or setting apart assets for a sinking or other analogous fund for, the purchase, redemption, retirement, defeasance or other acquisition of, any shares of Company securities (including any options, warrants, or other rights to purchase such securities, whether now or hereafter outstanding). Notwithstanding the foregoing, "Restricted Payments" shall not include (x) distributions to the holders of Company securities on a quarterly basis to enable them to pay income taxes payable in cash in such fiscal year, which are payable on account of their holdings of Company securities, provided that such payments in the aggregate for any fiscal year shall not exceed 42.5% of the Company's taxable income for the relevant tax year; (y) Restricted Payments made by any Company subsidiary to the Company; and (z) payments described in this Note.

          (c) The Company will not, and will not permit any of its subsidiaries to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its affiliates (which includes any person or entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Company), except (i) in the ordinary course of business consistent with past practice at prices and on terms and conditions not less favorable to the Company or such subsidiary than could be obtained on an arm's-length basis from unrelated third parties, and (ii) any payment permitted by subsection (b) of this Section 9.

10. EVENTS OF DEFAULT. Each of the following events shall be an Event of Default ("Event of Default") for purposes of this Note:

     a. PAYMENT OF INTEREST. The Company defaults in the due and punctual payment of any installment of interest under this Note;

     b. PAYMENT OF PRINCIPAL. The Company defaults in the due and punctual payment of the principal amount of this Note on the Maturity Date;

     c. NOTE TERMS. The Company defaults in the due and punctual performance or observance of any material terms contained in this Note, and such default continues for a period of ten (10) consecutive days after written notice thereof to the Company by Seller;

     d. INSOLVENCY MATTERS. The Company makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts as they become due, or files a voluntary petition in bankruptcy, or is adjudicated a "debtor" under the U.S. federal bankruptcy law or other similar federal or state law or insolvent, or files any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, or files any answer admitting the material allegations of a petition filed against the Company for any such relief, or a trustee, receiver or liquidator shall be appointed for the Company or all or any substantial part of the properties of the Company, or if any petition for bankruptcy, reorganization or arrangement under federal bankruptcy law, or any similar federal or state law, shall be filed by or against, consented to, or acquiesced in by the Company, or if any proceeding for the dissolution or liquidation of the Company shall be instituted; provided, that if such appointment, petition or proceeding was involuntary and not consented to by the Company, the same shall become an Event of Default upon the same not being discharged, stayed or dismissed within sixty (60) days; or

     e. ASSIGNMENT. The Company's obligations under this Note shall be assigned to a third party. For purposes of this paragraph d., an "assignment" shall not be deemed to occur upon the sale or merger of the Company to or with any party, which does not result in a "Change in Control" of the Company. "Change in Control" shall mean (a) the failure of Encompass Group, L.L.C., a Delaware limited liability company ("Encompass") (i) at any time during which the president of the Company is not a member of the board of directors or other managing body of the Company, to have and exercise voting power for the election of at least a majority of the board of directors or other managing body of the Company or (ii) at any time during which the president of the Company is a member of the board of directors or other managing body of the Company, to have and exercise voting power for the election of at least two members of the board of directors or other managing body of the Company (provided that this clause (ii) shall only apply so long as the board of directors or other managing body of the Company consists of five or fewer members); or (b) the failure of Encompass at any time to directly own beneficially and of record on a fully diluted basis 51% of the outstanding equity interests (including limited liability company interests and warrants, rights or options to purchase any equity interests) (collectively, "Capital Stock") of the Company; or (c) the failure of the Company at any time to own beneficially and of record on a fully diluted basis 100% of the outstanding Capital Stock of each of its subsidiaries, free and clear of all liens other than liens created under the security documents entered into by the Company and the Bank. Notwithstanding anything else in this Section, the pledge by Encompass of its membership interests, whether now owned or hereafter acquired, to Wachovia Bank, National Association, as agent, and its successors and assigns (hereinafter, "Wachovia Bank") shall not constitute a Change in Control.

11. REMEDIES ON DEFAULT; ACCELERATION. Upon the occurrence of an Event of Default as described under Sections 10.a., 10.c. and 10.e. hereof, Seller shall have the right to declare the principal amount hereof and all accrued but unpaid interest thereon to be immediately due and payable upon written notice from Seller to the Company.

     Upon the occurrence of an Event of Default as described under Sections 10.b., Seller shall have the option to either (a) declare the principal amount hereof and all accrued but unpaid interest thereon to be immediately due and payable upon written notice from Seller to the Company, or (b) convert the principal balance of this Note into Common Units of the Company, which are free and clear of any restriction, lien or encumbrance of any kind, at a rate equal $274.20 per Common Unit, subject to adjustment for dividends, distributions, reclassifications, or similar events affecting the Company's Common Units (which adjustments are intended to put Seller in the same position with regard to its percentage ownership of the issued and outstanding equity of the Company as it would have been had the relevant event not occurred) (the "Conversion Price"). The number of Common Units to be issued upon such conversion shall be equal to the quotient obtained by dividing (i) the entire principal amount of this Note plus accrued interest by (ii) the Conversion Price.

     Upon the occurrence of an Event of Default as described under Section 10.d., the principal amount and all accrued but unpaid interest thereon will automatically become and be immediately due and payable without any declaration or other act on behalf of Seller.

12. NOTICES. All notices required under the terms of this Note shall be in writing and either delivered personally or sent by United States first class mail. If sent by mail, notice shall be deemed given when deposited in the United States mail, properly addressed and with postage prepaid. Unless changed by subsequent written notice, the following address shall be used:

     If to the Company:                 AlbaHealth, LLC
                                        ATTN: Bill Ott
                                        425 North Gateway Avenue
                                        Rockwood, TN 37854
                                        Facsimile: 865-354-1541

     with a copy to:                    Timothy M. Barnett, Esq.
                                        Winthrop & Weinstine, P.A.
                                        225 South Sixth Street, Suite 3500
                                        Minneapolis, MN 55402
                                        Facsimile: (612) 604-6853

     If to Seller:                      Tefron USA, Inc.
                                        ATTN: Yosef Shiran
                                        Industrial Center
                                        Teradyon, P.O. Box 1365,
                                        Misgav 20179, Israel
                                        Facsimile: (972) 4-990-0054

     with a copy to:                    Gross, Kleinhendler, Hodak, Halevy,
                                        Greenberg & Co.
                                        ATTN:  Richard Mann, Adv.
                                        One Azrieli Center
                                        Tel Aviv 67021, Israel
                                        Facsimile:  (972) 3-607-4411

13. MODIFICATION AND WAIVER. No purported amendment, modification or waiver of any provision hereof shall be binding unless set forth in a written document signed by the Company and Seller (in the case of amendments or modifications) or by the party to be charged thereby (in the case of waivers). No waiver shall be effective except in a written instrument signed by the party against whom enforcement of any such waiver is sought. Any waiver shall be limited to the provision hereof in the circumstances or events specifically made subject thereto, and shall not be deemed a waiver of any other term hereof or of the same circumstance or event upon any reoccurrence thereof.

14.  TIME IS OF THE ESSENCE WITH RESPECT TO THIS NOTE.

15. ASSIGNMENT. Seller shall not have the right to assign, sell, transfer, delegate, or otherwise dispose of, whether voluntarily or involuntarily, any right or obligation under this Note without the prior written consent of the Company. Neither this Note nor any interest therein may be assigned by the Company without Seller's written consent; provided, however, that an assignment shall not be deemed to occur upon the sale or merger of the Company to or with any party, which does not result in a "Change in Control" (as defined above) of the Company. Any purported assignment, transfer, or delegation in violation of this Section 14 shall be null and void. Subject to the foregoing limits on assignment and delegation, and the limits set forth in Section 10.d., this Note shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns.

16. WAIVER OF DEMAND, PRESENTMENT AND NOTICE OF DISHONOR. The undersigned and each endorser or guarantor, together with their respective successors and assigns, hereof hereby waives demand, notice of demand, presentment, protest, notice of protest and notice of dishonor.

17. GOVERNING LAW AND VENUE. This Note shall be construed and interpreted pursuant to and in accordance with the laws of the State of Georgia. Any dispute arising out of or relating to this Note or the alleged breach of it, or otherwise related to the transactions contemplated hereby, will be discussed between the disputing parties in a good faith effort to arrive at a mutual settlement of any such controversy. If, notwithstanding such discussions, such dispute cannot be resolved, any action at law, suit in equity or judicial proceeding arising directly, indirectly or otherwise in connection with, out of, related to or from this Note or any provision hereof shall be venued only in the courts of the State of Georgia. Seller and the Company hereby consent to the personal jurisdiction of these courts and waive any objection that such venue is inconvenient or improper. Seller and the Company hereby waive personal service of the summons, complaint and other process issued in any such action or suit and agrees that service of such summons, complaints and other process may be made by registered or certified mail addressed to such party at the address set forth in Section 12 hereof and that service shall be deemed completed upon the earlier of such party's actual receipt thereof or 10 days after deposit in the United States or Israeli mail, as the case may be, proper postage prepaid.

18. WAIVER OF JURY TRIAL. THE PARTIES, HAVING BEEN REPRESENTED BY COUNSEL EACH KNOWLINGLY AND VOLUNTARILY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS NOTE OR ANY RELATED AGREEMENT OR UNDER ANY AMENDMENT WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION WITH THIS NOTE AND AGREES THAT ANY SUCH ACTION OR PROCEEDING WILL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

     IN WITNESS WHEREOF, this Unsecured Subordinated Promissory Note has been executed and delivered effective as of the date first set forth above.


                                                     ALBAHEALTH, LLC


                                                     By: /s/ A. William Ott
                                                     ----------------------
                                                     Its: PRESIDENT

Agreed and accepted this 26th day of April, 2006.

TEFRON USA, INC.

By: /s/ Yosef Shiran
--------------------
YOSEF SHIRAN
ITS CHIEF EXECUTIVE OFFICER

By: /s/ Asaf Alperovitz
-----------------------
Asaf Alperovitz
Its Chief Executive Officer